Exhibit 99.1

Perion Acquires PRN, a Leading In-Store Retail Media Company with

Exclusive Multi-year Partnerships Across Some of North America’s

Largest Retailers

Acquisition accelerates Perion’s In-Store Retail Media DOOH reach and expands

Perion’s TAM within the $70B+ U.S. Retail Media Market

New York & Tel Aviv – August 26, 2026 – Perion (NASDAQ & TASE: PERI), an advanced technology leader solving for the complexities of digital advertising through AI-native execution infrastructure, today announced it is accelerating its in-store media presence with the acquisition of PRN, a leading In-Store Retail Media company. The transaction amount is up to $12 million and is expected to be accretive from closing.

Physical retail accounts for more than 80% of U.S. retail commerce, and in-store media inventory has become one of the most coveted components of major consumer brands’ media plans, reaching customers at the point of purchase. As advertisers push for full-funnel omnichannel continuity, closing that gap has become a structural requirement for the industry.

By combining premium in-store inventory with three of the fastest growing advertising verticals - Commerce, CPG and Health Care - Perion is expected to attract larger advertiser budgets and accelerate growth across both the Retail Media and DOOH channels.

The acquisition of PRN scales Perion's digital suite directly into exclusive point-of-purchase environments, extending its solutions through to the final layer before purchase.

Over time, Perion expects to leverage programmatic execution to in-store retail media, operating within the rules each retailer sets for content, frequency and store experience. With PRN, Perion’s offering spans programmatic Digital-out-of-home (DOOH), commerce, social, in-store retail media, CTV and direct demand relationships, within a single execution layer.

By combining PRN’s established retail footprint with Perion’s digital scale, the acquisition is intended to advance four strategic priorities:

●	Multi-vertical and geographic expansion: Point-of-purchase media across warehouse club, pharmacy, consumer electronics and grocery environments; including a top warehouse club’s 4K TV network across 750+ warehouse club locations in North America, a top big-box retailer across 4,500+ stores, and a leading national healthcare retailer across 2,200+ stores. The footprint gives Perion direct access to advertising's highest-spending verticals: Commerce, CPG and Health Care.

●	Exclusive in-store retail media inventory: Adding exclusive, multi-year inventory agreements with national-scale tier-1 retailers across warehouse club, big-box, and healthcare retail.

●	Last-mile to point-of-purchase precision: Combining Perion’s programmatic DOOH footprint with PRN’s in-store network to reach shoppers across the full last mile, from the commute to the shelf, placing brands in front of shoppers as they compare products and make final purchase decisions.

●	Retail media market expansion: Opening access to net-new advertiser budgets within the $70B+ U.S. retail media market. The larger opportunity is in-store’s role as the closing layer on full-funnel campaigns.

“The PRN acquisition checks all the boxes - Strategic, Synergetic and Profitable from day one. PRN gives us the ultimate channel before any decision to purchase,” said Tal Jacobson, CEO of Perion. “Our intent is to leverage the breadth of our channel offering, including CTV and digital out-of-home, so a brand can execute a single campaign from the living room to the shelf. For retailers, it means curated monetization that protects the store environment. This expands our TAM across the retail media market and opens budgets that have not historically been programmatically addressable. I want to welcome the talented team of PRN as they join our journey to provide the best solutions for advertisers worldwide.”

"Joining Perion will allow us to deliver greater overall value to our retailers and advertisers,” said Kevin Carbone, CEO of PRN. “Marketers want to plan in-store advertising the way they plan every other channel. Perion brings the demand and the execution to make that possible, while retailers keep the same control over what runs in their stores."

Transaction Terms

The transaction terms are up to $12 million in cash paid at closing, subject to customary purchase price adjustments with cash free and debt free. The acquisition is expected to contribute approximately $3 million to Adjusted EBITDA in 2027 before taking into account any synergies. The acquisition is expected to be accretive from closing and is not expected to have a material impact on the Company’s full-year 2026 outlook.

The all-cash consideration eliminates post-closing contingencies and complexity, allowing Perion to focus resources immediately on integration and value creation.

This structure reflects Perion's disciplined M&A approach, securing immediate access to exclusive point-of-purchase inventory and established retailer relationships. PRN will operate as Perion Retail Networks, with no disruption to existing retailer or advertiser relationships.

About Perion Network Ltd.

Perion is an advanced technology leader redefining advertising through AI-native infrastructure, delivering real-time media execution across CTV, digital out-of-home, commerce and retail media, social and digital environments. Powered by Outmax, the company's proprietary AI Agent, Perion helps brands, agencies, and retailers optimize spend and performance, driving measurable outcomes at scale.

For more information, visit www.perion.com

About PRN

PRN is a pioneer in retail and point-of-care media, helping retailers, healthcare organizations and brands transform physical locations into engaging media environments. Operating across multiple retail and healthcare ecosystems, PRN designs, deploys, monetizes and measures media networks that connect consumers with relevant content and advertising at critical moments of decision-making.

Non-GAAP Measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude certain items. This press release includes certain non-GAAP measures, including Adjusted EBITDA.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) is defined as GAAP income (loss) from operations excluding stock-based compensation expenses, retention and other acquisition-related expenses, unusual legal costs, gains and losses recognized with respect to changes in fair value of contingent consideration, amortization of acquired intangible assets, restructuring costs and other charges as well as depreciation.

The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, we are unable to quantify certain amounts that would be required for such presentation without unreasonable effort. Consequently, no reconciliation of the forward-looking non-GAAP financial measures is included in this press release.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the safe- harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should,” “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. All statements other than statements of historical fact included in this press release are forward-looking statements. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information,including, but not limited to, political, economic and other developments (including the current war between Israel and Hamas and other armed groups in the region), the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance, the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, and general risks associated with the business of Perion including, loss of, or reduction in our business with, key customers or other partners that are material to our business, the impact of the rapid development and broad adoption of generative AI on our business, the transformation in our strategy, intended to unify our business units under the Perion brand (Perion One), intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions (including the fluctuation of our share price), armed conflicts with Iran and other parties, the outcome of any pending or future proceedings against Perion, data breaches, cyber-attacks and other similar incidents, unpredictable sales cycles, competitive pressures, market acceptance of new products and of the Perion One strategy, changes in applicable laws and regulations as well as industry self-regulation, negative or unexpected tax consequences, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. We urge you to consider those factors, together with the other risks and uncertainties described in our most recent Annual Report on Form 20-F for the year ended December 31, 2025 as filed with the Securities and Exchange Commission (SEC) on March 16, 2026, and our other reports filed with the SEC, in evaluating our forward-looking statements and other risks and uncertainties that may affect Perion and its results of operations. Perion does not assume any obligation to update these forward-looking statements.

Investor Relations:

Jeff Seiner

jeffs@perion.com